Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
byanoshik@morganlewis.com





VIA EDGAR

April 8, 2011

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the "Registrant"); Post-Effective Amendment No. 129 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 129")
     --------------------------------------------------------

Dear Mr. Minore:

This letter responds to comments on Amendment No. 129, which you provided in a telephonic discussion with Sarah Swain and me on Wednesday, January 26, 2011. Amendment No. 129 was filed with the Securities and Exchange Commission (the "Commission") on December 3, 2010 on pursuant to Rule 485(a)(1) under the Securities Act of 1933 on Form N-1A for the WHG Dividend Growth fund (previously the WHG AllCap Value Fund) (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 129.

PROSPECTUS

1. COMMENT: Because the Fund is assuming the financial and performance history of the Predecessor Fund it is not considered a "new fund" for purposes of Form N-1A. Therefore, please remove the first footnote to the fee table noting that Other Expenses and Acquired Fund Fees and Expenses are estimates.

     RESPONSE: It is expected that, following the Reorganization, the Fund will have different expenses than the Predecessor Fund as a result of, among other things, engaging different service providers with different fee arrangements. Instruction 3(d)(ii) to Item 3 of Form N-1A permits a fund to restate its expenses when there have been changes that would materially affect the information disclosed in the fee table. In such instances, the


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Dominic Minore, Esq.
April 8, 2011
Page 2


     Instruction requires a footnote to the fee table noting that the expense information has been restated. Accordingly, the first footnote to the fee table has been replaced with the following:

          The McCarthy Multi-Cap Stock Fund (the "Predecessor Fund") reorganized into the Fund on February 7, 2011. Information in the fee table has been restated to reflect expenses expected to be incurred, on an annualized basis, for the remainder of the current fiscal year following the reorganization. Actual expenses for the fiscal year ending June 30, 2011 may be greater than 1.02% because the Predecessor Fund's expenses were not subject to the same expense limitation arrangement as the Fund and may have been incurred at a rate that was higher than expected for the Fund.

2. COMMENT: In the second footnote to the fee table, please provide a specific date through which the Adviser is committed to honor the expense limitation agreement.

     RESPONSE: The requested change has not been made as, under the terms of the expense limitation agreement, the Adviser is committed to honor the arrangement until terminated by shareholders and, therefore, there is no specific end date.


3. COMMENT: Please confirm if the Adviser may recapture fees previously waived by the Predecessor Fund's adviser.

     RESPONSE: The Predecessor Fund's adviser has confirmed that all amounts available for recapture were recaptured prior to the Reorganization and, thus, there are no amounts available to the Adviser.

4. COMMENT: Because the Fund is not considered a "new fund" for purposes of Form N- 1A, please add 5 and 10 Year example numbers.

     RESPONSE: The requested disclosure has been included.

5. COMMENT: In the second sentence of the "Principal Investment Strategies" section, please replace with the following:

          Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in dividend paying equity securities.

     RESPONSE: The requested change has been made. In addition, the following sentence has been added:

          For purposes of this policy, dividend paying equity securities include common stock, preferred stock, Real Estate Investment Trusts ("REITs"), royalty trusts and trust preferred securities.

6. COMMENT: The disclosure in the "Principal Investment Strategies" section notes that the Fund may invest in securities of foreign issuers. Please confirm if investment in securities of emerging market issuers is a principal strategy of the Fund and, if so, please include appropriate strategy and risk disclosure.



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Dominic Minore, Esq.
April 8, 2011
Page 3


     RESPONSE: The Adviser has confirmed that investment in securities of emerging market issuers is not a principal strategy of the Fund.

7. COMMENT: The "Principal Investment Strategies" section states that investments in equity ETFs are included in the Fund's 80% investment in stocks. Please confirm that the ETFs in which the Fund will invest also invest at least 80% of their net assets in dividend paying securities.

     RESPONSE: The Adviser has confirmed that the Fund does not intend to invest in ETFs on a regular basis and, therefore, the disclosure has been removed.

8. COMMENT: Please confirm that the Fund's investments in derivatives will not exceed 5% of the Fund's net assets and that the only types of derivatives in which the Fund will invest as part of its principal investment strategy are index and stock options.

     RESPONSE: The Adviser has confirmed that the Fund's investments in derivatives will not exceed 5% of the Fund's net assets and that the only types of derivatives in which the Fund will invest as part of its principal investment strategy are index and stock options.

9. COMMENT: The "Principal Investment Strategy" section states that "the Fund may use index options and individual stock options for various portfolio strategies. " Please expand the current disclosure per the SEC's letter to the ICI. (1) In particular, please include a brief description of how the Fund uses options. Also please confirm that the disclosure in the "Principal Risks of Investing in the Fund" section discusses the types of derivatives in which the Fund may invest.

     RESPONSE: The first sentence of the last paragraph in the "Principal Investment Strategy" section has been replaced with the following:

          In addition, the Fund may use index options and individual stock options for hedging purposes.

     In addition, it is confirmed that the disclosure in the "Principal Risks of Investing in the Fund" section discusses options, which are the only types of derivatives in which the Fund will invest as part of its principal investment strategy.

10. COMMENT: Please confirm if "Rating Agencies Risk" is a principal risk of the Fund and, if so, please add disclosure accordingly.

     RESPONSE: The Adviser has confirmed that "Rating Agencies Risk" is not a principal risk of the Fund and, therefore, no additional disclosure has been included.

---------------

(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment
     Company Institute (July 30, 2010), AVAILABLE AT http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.



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Dominic Minore, Esq.
April 8, 2011
Page 4


11. COMMENT: Please either delete the second paragraph of the "Performance Information" section or move the disclosure to a section of the prospectus other than Items 2-8.

     RESPONSE: The second paragraph of the "Performance Information" section has been deleted.

12. COMMENT: In the "Portfolio Manager" section, if accurate, please replace the paragraph with the following:

          Mr. Richard L. Jarvis, Senior Vice President, Investments, has been the portfolio manager for the Fund since its inception in 2010. Mr. Jarvis was also primarily responsible for managing the Predecessor Fund's portfolio since the Predecessor Fund's inception in August 2001.

     RESPONSE: The requested change has been made.

13. COMMENT: Please clarify the "Buying or Selling Shares Through a Financial Intermediary" section to distinguish between financial intermediaries who are authorized institutions and financial intermediaries who are not.

     RESPONSE: The second paragraph in the "Buying or Selling Shares Through a Financial Intermediary" section has been replaced with the following:

          Certain authorized institutions, including certain broker-dealers and shareholder organizations, are authorized to act as agent on behalf of the Fund with respect to the receipt of purchase and redemption requests for Fund shares. These requests are executed at the NAV next determined after the institution receives the request if transmitted to the Fund's transfer agent in accordance with the Fund's procedures and applicable law. To determine whether your institution is authorized to act as agent on behalf of the Fund with respect to purchase and redemption requests for Fund shares, you should contact them directly.

SAI

1. COMMENT: In the section "Repurchase Agreements" in the SAI, please indicate the maximum percentage, if any, of the Fund's assets which may be invested in repurchase agreements that mature within seven days.

     RESPONSE: The requested change has not been made. The Fund does not presently intend to invest in repurchase agreements.

2. COMMENT: Please confirm if the Fund will invest in reverse repurchase agreements or engage in securities lending. If so, please add appropriate disclosure.

     RESPONSE: The Adviser has confirmed that the Fund will not invest in reverse repurchase agreements or engage in securities lending.



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Dominic Minore, Esq.
April 8, 2011
Page 5


PART C

1. COMMENT: Please confirm all outstanding exhibits related to the Fund will be filed in a subsequent filing pursuant to Rule 485.

     RESPONSE: It is confirmed that all outstanding exhibits related to the Fund will be filed in a subsequent filing.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.


                                      Sincerely,

                                      /S/ BEAU YANOSHIK
                                      -------------------------
                                      Beau Yanoshik



cc: Christopher D. Menconi, Esq.
    Dianne M. Sulzbach, Esq.